AB
3/13

15049347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH., D.C.
194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67427

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
USCVG, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Newport Parkway, Suite 1607
(No. and Street)

Jersey City	**NJ**	**07310**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael C. Seidler **(212) 724-0150**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/14/15

OATH OR AFFIRMATION

I, **Michael C. Seidler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **USCVG, Inc.**, as of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, CCO and FINOP

Title

Notary Public

CHRIS LALA
Notary Public - State of New York
NO. 01LA6315160
Qualified in New York County
My Commission Expires Nov 17, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

USCVG, INC.
Financial Statements
For the Year Ended
December 31, 2014
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
USCVG, Inc.

We have audited the accompanying financial statements of USCVG, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. USCVG, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USCVG, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of USCVG, Inc. financial statements. The information is the responsibility of USCVG, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

USCVG, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	25,018
Prepaid expenses		2,530
Total Assets	$	27,548

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$	0
Total Liabilities		0
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		-
Additional paid in capital		341,450
Retained Earnings		(313,902)
Total Stockholder's Equity		27,548
Total Liabilities and Stockholder's Equity	$	27,548

The accompanying notes are an integral part of these financial statements.

USCVG, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES	$ 0
Total revenues	0
GENERAL AND ADMINISTRATIVE EXPENSES	
Operating expenses	22,495
Total expenses	22,495
NET INCOME (LOSS)	$ (22,495)

The accompanying notes are an integral part of these financial statements.

USCVG, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(22,495)
Adjustments to reconcile net loss to net cash provided by operations:		
FICA Receivable		0
(Increase) / decrease in prepaid expenses		(247)
(Increase) / decrease in accrued payroll		(1,087)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(23,829)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(23,829)
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		48,847
End of year	$	25,018

The accompanying notes are an integral part of these financial statements.

USCVG, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Paid-in-Capital	Retained (Deficit)	Total
Balance, December 31, 2013	$ 341,450	$ (291,407)	$ 50,043
Net Income (Loss)		(22,495)	(22,495)
Balance, December 31, 2014	$ 341,450	$ (313,902)	$ 27,548

The accompanying notes are an integral part of these financial statements.

USCVG, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: USCVG, Inc. (the "Company") was organized in January 2006 and became a broker-dealer in March 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Cash and Cash Equivalents: The Company considers all money market instruments with a maturity of ninety days or less to be cash equivalents.

The Company maintains its bank account in a high credit quality bank. Balances at times may exceed federally insured limits.

Income Taxes: The Company has elected S corporation status. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

Date of Management's Review: Subsequent events were evaluated through February 27, 2015, which is the date the financial statements were available to be issued.

USCVG, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $25,018, which was $20,018 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.

NOTE C – RELATED PARTIES

The Company operates from office premises provided by its stockholder. The cost of the premises and administrative services provided by its stockholder are considered insignificant.

Financial position and results of operations would differ from the amounts in the accompanying financial statements had these transactions not been with a related party.

NOTE D – CONCENTRATIONS

There were no placement fees earned from clients in 2014.

NOTE E – RETIREMENT PLAN

The Company made no discretionary contributions for 2014 to the defined contribution retirement plan covering its employees.

SUPPLEMENTAL INFORMATION

SCHEDULE I
USCVG, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:

Total stockholder's equity	$ 27,548
Less nonallowable assets	
Prepaid expenses	(2,530)
Net capital before haircuts	25,018
Less haircuts	-
Net capital	25,018
Minimum net capital required	5,000
Excess net capital	$ 20,018
Aggregate indebtedness	$ 0
Net capital required based on aggregate indebtedness	$ 0
Percentage of aggregate indebtedness to net capital	0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF AMENDED FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5 and net capital as computed above.

USCVG, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
USCVG, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) USCVG, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which USCVG, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) USCVG, Inc. stated that USCVG, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. USCVG, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about USCVG, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

USCVG, Inc.
20 Newport Parkway, Suite 1607
Jersey City, NJ 07310
Tel: 212-724-0150

BROKER DEALERS ANNUAL EXEMPTION REPORT

USCVG, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

USCVG, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Michael Seidler
January 22, 2015